Note 18 — Subsequent Event — (Continued)

Exhibit 11.1

Gene Logic Inc.

Years Ended December 31, 1999, 1998 and 1997

Statement Re: Computation of Per Share Loss

(in thousands, except per share amounts)

	1999	1998	1997

Basic and Diluted:

Weighted average common shares outstanding	19,833	15,681	2,138

Net loss	$(20,591)	$(44,873)	$(7,194)

Accretion of mandatory redeemable value of convertible preferred stock	—	—	1,286

Net loss attributable to common stockholders	$(20,591)	$(44,873)	$(8,480)

Net loss per common share	$(1.04)	$(2.86)	$(3.97)